Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Shacksbury Holdings, Inc.
75 Meigs Rd
Vergennes, VT 05491
https://www.shacksbury.com/

Up to $599,998.35 in Non-Voting Common Stock at $2.15
Minimum Target Amount: $9,999.65

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Shacksbury Holdings, Inc.
Address: 75 Meigs Rd, Vergennes, VT 05491
State of Incorporation: VT
Date Incorporated: July 02, 2013

Terms:

Equity

Offering Minimum: $9,999.65 | 4,651 shares of Non-Voting Common Stock
Offering Maximum: $599,998.35 | 279,069 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $2.15
Minimum Investment Amount (per investor): $498.80

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Investment Incentives & Perks*</u>

<u>Loyalty Bonus | 10% Bonus Shares</u>

As you have previously invested in Shacksbury Holdings, Inc., you are eligible for additional bonus shares.

<u>Time-Based Perk</u>

Early Bronze

Invest $500+ within the first week and receive an Investor hat.

Early Silver

Invest $1,000+ within the first 72 hours and receive 10% bonus shares.

Early Gold

Invest $2,500+ within the first 72 hours and receive 12% bonus shares.

Early Platinum

Invest $1,000+ within the first week and receive 5% bonus shares.

Early Diamond

Invest $2,500+ within the first week and receive 7% bonus shares.

<u>Volume-Based Perks</u>

Tier 1

Invest $1,000+ to receive a 20% off discount code for online shop for 2024.

Tier 2

Invest $10,000+ to receive a 20% off discount code, private tour and lunch with a founder** + 5% bonus shares.

Tier 3

Invest $25,000+ to receive a 20% off discount code, hat, overnight at Basin Harbor and private barrel tasting** + 10% bonus shares.

Tier 4

Invest $50,000+ to receive a 20% off discount code, Name a fermentation tank + 15% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

** Please note that travel and lodging expenses are not included in this offering. Any expenses related to travel and lodging for the meeting are the sole responsibility of the recipient. Private tour and/or barrel tasting must be scheduled based on availability.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Shacksbury will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 110 shares of Non-Voting Common Stock at $2.15 / share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $215. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Shackbury Holdings Inc., formerly known as Shacksbury Inc., dba Shacksbury Cider ("Shacksbury" or the "Company"), is a Vermont C-corp that manufactures hard cider, wine, and non-alcoholic beverages primarily for wholesale, with some direct to consumer sales via a tasting room and online shop.

We sell to multiple states, however our largest markets are Vermont, New York, Texas, and Pennsylvania. Shacksbury is known for premium, innovative products, and our target demographic skews younger and female. In 2021 we transitioned our core ciders to USDA certified organic.

Competitors and Industry

Shacksbury competes in the hard cider category. Angry Orchard is the dominant player with roughly 20% market share. There are many strong and growing regional brands like Citizen Cider, Austin Eastciders, and Two Towns that are more direct competitors with Shacksbury. We indirectly compete with premium hard seltzer,craft beer, RTD cocktails, and canned wine. Overall craft beer is declining while consumers look to "beyond beer" beverages that are occasion-based. It is our goal to reach these consumers and believe we are uniquely positioned to do so.

Current Stage and Roadmap

Shacksbury is an established brand with a strong presence in a handful of key states. With our shift to USDA-certified organic in 2022, we aim to become the lead organic cider brand in the country.

We are focused on providing local and regional success at Whole Foods with the goal of achieving national distribution in that and other high-end chains. Our plan to achieve this is to grow our new Brand Ambassador program, providing in-store demos, which has yielded very promising results so far in 2023.

The Team

Officers and Directors

Name: Colin Davis

Colin Davis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder and President
  Dates of Service: January, 2013 - Present
  Responsibilities: Colin handles most financial and legal matters. He also oversees purchasing, manufacturing, and creative. $80,000 / year salary. No equity compensation.

- Position: Board Member
  Dates of Service: June, 2013 - Present
  Responsibilities: Legal governance, financial decisions and overall corporate strategy. There is no salary or equity compensation for this role.

Name: David Dolginow

David Dolginow's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, Vice President
  Dates of Service: June, 2013 - Present
  Responsibilities: David oversees all sales and distribution matters, as well as, HR, fundraising. $80,000 annual salary. No equity compensation.

- Position: Board Chair
  Dates of Service: June, 2013 - Present
  Responsibilities: Legal governance, financial decisions and overall corporate strategy. There is no salary or equity compensation for this role.

Name: Elizabeth Tilton

Elizabeth Tilton's current primary role is with Oyster Sunday. Elizabeth Tilton currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: August, 2017 - Present
  Responsibilities: Legal governance, financial decisions and overall corporate strategy. There is no salary or equity compensation for this role.

Other business experience in the past three years:

- Employer: Oyster Sunday
  Title: Founder
  Dates of Service: October, 2019 - Present
  Responsibilities: President/CEO

Other business experience in the past three years:

- Employer: W&P Design
  Title: Head of Brand
  Dates of Service: January, 2015 - January, 2019
  Responsibilities: Identifying and executing W&P's creative (graphic design, copy, video, and photography), digital marketing, e-commerce, partnerships, events, public relations, social media, and digital advertisement.

Name: Gregory Gatti

Gregory Gatti's current primary role is with Coconut Cartel. Gregory Gatti currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: March, 2021 - Present
  Responsibilities: Legal governance, financial decisions and overall corporate strategy. There is no salary or equity compensation for this role.

Other business experience in the past three years:

- Employer: WhistlePig Whiskey
  Title: Vice President, Sales and Global Strategy
  Dates of Service: February, 2019 - Present
  Responsibilities: Sales, M&A, Brand Strategy

Other business experience in the past three years:

- Employer: WhistlePig Whiskey
  Title: Chief of Sales
  Dates of Service: November, 2017 - February, 2019
  Responsibilities: Sales strategy

Other business experience in the past three years:

- Employer: Coconut Cartel
  Title: COO
  Dates of Service: September, 2023 - Present
  Responsibilities: Operations

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Non-voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Non-voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of

business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights

The non-voting common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Shacksbury Holdings Inc was formed on June 1, 2013. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Shacksbury Holdings Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Regulatory
Our activities are regulated at the state and federal level. We have found inconsistent interpretations of statute at both levels. We try our best to remain compliant, however there is some risk of non-compliance based on our ignorance or misinterpretation of the law.

Excise Tax
We submit regular reports to the TTB explaining winery activities. Despite our best efforts, there is some risk that an audit would uncover errors in reporting that would result in penalties or additional taxes owed.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Colin Davis	584,837	Common Stock	18.0%
David Dolginow	584,837	Common Stock	18.0%

The Company's Securities

The Company has authorized Common Stock, and Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 279,069 of Non-Voting Common Stock.

Common Stock

The amount of security authorized is 7,000,000 with a total of 3,249,980 outstanding.

Voting Rights

One Vote Per Share

Material Rights

The total number of shares outstanding on a fully diluted basis, 3,732,491 shares, includes 3,249,980 shares of Common Stock (which includes 2,999,980 shares of Common Stock, 39,069 of issued options, and 210,931 shares of options reserved but unissued) and 482,511 shares of Non-Voting Common Stock.

Non-Voting Common Stock

The amount of security authorized is 2,400,000 with a total of 482,511 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

The total number of shares outstanding on a fully diluted basis, 3,732,491 shares, includes 3,249,980 shares of Common Stock (which includes 2,999,980 shares of Common Stock, 39,069 of issued options and 210,931 shares of options reserved but unissued) and 482,511 shares of Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of non-voting common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $180,000.00
  Use of proceeds: Working Capital
  Date: April 03, 2020
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $559,698.74
  Number of Securities Sold: 250,522
  Use of proceeds: Working capital, capex.
  Date: June 24, 2019
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $498,788.50
  Number of Securities Sold: 249,620
  Use of proceeds: Working capital, Capex
  Date: January 24, 2018
  Offering exemption relied upon: Section 4(a)(2)

- Name: Non-Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $1,034,681.83
  Number of Securities Sold: 301,948
  Use of proceeds: StartEngine Platform Fees: 2% of funds; Working Capital: 45% of funds; Inventory:8% of funds ;New Hires:35% of funds; Company Employment:5% of funds; Marketing:5% of funds.
  Date: September 30, 2020
  Offering exemption relied upon: Regulation CF

- Type of security sold: Convertible Note
  Final amount sold: $650,000.00
  Use of proceeds: Working capital. Building inventory.
  Date: May 12, 2016
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $435,000.00
  Number of Securities Sold: 435,000
  Use of proceeds: Working capital
  Date: May 12, 2016
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $586,412.52
  Number of Securities Sold: 174,496
  Use of proceeds: Operating Capital
  Date: November 30, 2021
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022, compared to the year ended December 31, 2021

Revenue

Revenue for fiscal year 2022 was $3,100,585, up from $2,854,579 in fiscal year 2021.

Strong growth at our top distributors was largely canceled out by declining sales in territories we stopped supporting due to skyrocketing shipping costs during the pandemic.

We divested of the Fairweather Cider brand, which resulted in a loss of roughly $250K in revenue, and canceled our cider club (~$100K in annual revenue) due to administrative overhead and the regulatory complexity of direct shipping.

Finally, we added about $400K in contract packaging revenue. Much of this is paid up front, and if fee-for-service, so it has helped with cash flow in addition to revenue.

Cost of Sales

Consumables were up 9.11% due mostly to rising aluminum and cardboard costs, however, we saw this trend reversing in Q4 of 2022.

Wages were up slightly (6.59%), while overhead, in general, was roughly flat. It should be noted that contract labor, keg rental fees, and CO_2 gas were all up significantly, due, we think, to COVID. We added additional square footage to our lease, causing that to increase 33% as well. Among the costs that fell significantly were freight, direct shipping costs associated with the cider club, equipment rental, offsite storage, and waste and recycling.

In total, our COGS were up 8.67%.

Gross Margins

While COGS were up, especially when compared to our wholesale revenue, our gross margin improved by 8.36% due to the addition of contract manufacturing sales.

Expenses

G&A spending was reduced by 40% with major cuts to staff. We also had significant costs (legal and platform fees) associated with a StartEngine raise in 2021 that were not repeated in 2022.

Sales spending was down 27% due to a reduction in travel meals and entertainment, as well as a 13% reduction in wages.

Marketing spending was also reduced by 51% due mostly to a 60% reduction each in design fees and wages.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because of increased profitability, reduced investing activities, and reduced financing activities. Past cash was primarily generated through sales and equity investments. Our goal is to generate positive cash flow from operating activities that can cover debt service in the next 12-24 months. We believe this is achievable based on sales trends and dropping costs of consumables.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November 2023, the Company has capital resources available in the form of $39,078 cash on hand and $50,000 in credit card credit.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support working capital and marketing initiatives.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the viability of the Company. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately four months. This is based on a current monthly burn rate of $12K for expenses related to debt service, overhead, and operating expenses. That burn rate is calculated based on a net income of $87,477 from the last six months (May-Oct) minus principal payments of approximately $27K per month.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate indefinitely with no additional sale of equity needed. This is based on an anticipated monthly burn rate of $12K per month that will go to zero sometime in Q3 of 2024.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- Creditor: Ally financial
  Amount Owed: $18,239.64
  Interest Rate: 7.31%
  Maturity Date: December 30, 2027

- Creditor: Quickbooks Capital
  Amount Owed: $17,218.98
  Interest Rate: 9.99%
  Maturity Date: September 06, 2024

- Creditor: US Small Business Administration
  Amount Owed: $500,000.00
  Interest Rate: 3.75%
  Maturity Date: May 27, 2050

- Creditor: M&T Bank
  Amount Owed: $117,430.75
  Interest Rate: 5.25%
  Maturity Date: September 15, 2026

- Creditor: Vermont Economic Development Authority
  Amount Owed: $63,215.06
  Interest Rate: 9.75%
  Maturity Date: December 19, 2026

- Creditor: Vermont Economic Development Authority

Amount Owed: $59,868.44
Interest Rate: 5.63%
Maturity Date: March 06, 2026

- Creditor: Addison County Economic Development Authority
  Amount Owed: $35,722.48
  Interest Rate: 5.0%
  Maturity Date: July 01, 2027

- Creditor: Addison County Economic Development Authority
  Amount Owed: $67,794.71
  Interest Rate: 5.0%
  Maturity Date: September 01, 2026

- Creditor: Addison County Economic Development Authority
  Amount Owed: $33,621.64
  Interest Rate: 5.0%
  Maturity Date: June 01, 2025

- Creditor: Vermont Industrial Parks
  Amount Owed: $321,974.39
  Interest Rate: 5.5%
  Maturity Date: July 01, 2030

- Creditor: Investor
  Amount Owed: $519,099.29
  Interest Rate: 6.0%
  Maturity Date: November 01, 2027

- Creditor: Vermont Economic Development Authority
  Amount Owed: $180,905.00
  Interest Rate: 0.0%
  Maturity Date: December 02, 2024
  This loan is forgivable in its entirety and forgiveness is expected by the end of 2023.

Related Party Transactions

Valuation

Pre-Money Valuation: $8,024,855.65

Valuation Details:

For our valuation basis, we studied 23 high-growth craft beer and cider transactions from 2012-2019. The average industry transaction multiple for this group was approximately 5.5x revenue. Some of the data in our study set was based on revenue/barrel assumptions where revenue was not reported. We also have a very good comp example–Vermont Hard Cider, which sold in 2012 for 4.4x revenue.

In addition, we considered our prior raises; our last two private rounds used a multiple of approximately 4x projected rolling 12-month revenue.

2020 was a sales anomaly, with a global pandemic forcing bars and restaurants to close or operate at reduced capacity for most of the year. We estimate losses of over $1M in on-premise sales for 2020 based on our historical sales mix. Since then, we have recovered to 2019 levels of revenue and a substantially better bottom line.

Since 2021, we've focused our business both in terms of the number of products offered, as well as territories we're supporting with sales staff (due to high shipping costs). This has resulted in loss of revenue on the one hand, but increased revenue and rate of growth in key markets like New York, and key products such as our core offerings. We believe that this course correction will result in more rapid overall growth in 2024, as the losses will slow and stop over that period.

While we are optimistic about the future and have significantly improved our profitability, our trailing 3 years of revenue do not show the growth we experienced pre-pandemic. As a result, we are discounting our traditional multiple of 4x projected rolling 12-month revenue to roughly 2.5x. This yields a valuation of ~$8M = $3.2M in projected revenue times a multiple of 2.5.

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock, if any, are converted to common stock;

(ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.65 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $599,998.35, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Inventory
  15.0%
  Anticipating growth in 2024, we will use a portion of the funds to build inventory.

- Marketing
  20.0%
  We plan to use a large portion of funds raised to expand our Brand Ambassador program and create other point-of-sale materials and digital marketing to support our chain sales.

- Working Capital
  58.5%
  A large portion of funds will be reserved for general working capital needs.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.shacksbury.com/ (www.shacksbury.com).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/shacksbury

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Shacksbury Holdings, Inc.

[See attached]

SHACKSBURY HOLDINGS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Shacksbury Holdings, Inc.
Vergennes, Vermont

We have reviewed the accompanying financial statements of Shacksbury Holdings, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

November 14, 2023
Los Angeles, California

SHACKSBURY HOLDINGS, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	167,954	$	299,535
Accounts Receivable, net		171,916		226,038
Inventory		479,219		410,590
Current Portion of Note Receivable		19,076		-
Prepaids and Other Current Assets		-		33,894
Total Current Assets		**838,164**		**970,057**
Property and Equipment, net		1,203,699		1,395,249
Note Receivable		57,227		76,303
Security Deposit		3,000		3,000
Right-of-Use Assets		977,676		-
Total Assets	$	**3,079,767**	$	**2,444,609**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	491,989	$	292,773
Credit Cards		147,401		71,686
Current Portion of Loans and Notes		547,671		608,674
Deferred Revenue		67,308		-
Other Current Liabilities		35,042		16,850
Total Current Liabilities		**1,289,411**		**989,984**
Promissory Notes and Loans		1,759,748		1,661,826
Accrued Interest on Promissory Notes and Loans		-		8,912
Right-of-Use Lease, Operating Lease		1,134,460		-
Total Liabilities		**4,183,619**		**2,660,722**
STOCKHOLDERS EQUITY				
Common Stock - Voting		2,390,836		2,390,836
Common Stock - Non-Voting		1,592,601		1,592,601
Additional Paid in Capital		100,856		72,362
Retained Earnings/(Accumulated Deficit)		(5,188,146)		(4,271,913)
Total Stockholders' Equity		**(1,103,853)**		**(216,114)**
Total Liabilities and Stockholders' Equity	$	**3,079,767**	$	**2,444,609**

See accompanying notes to financial statements.

SHACKSBURY HOLDINGS, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Net Revenue	$	3,100,585	$	2,854,579
Cost of Goods Sold		2,544,533		2,340,998
Gross Profit		556,053		513,581
Operating Expenses				
General and Administrative		810,433		1,224,971
Research and Development		12,564		7,469
Sales and Marketing		357,513		571,766
Total Operating Expenses		1,180,510		1,804,206
Operating Income/(Loss)		(624,457)		(1,290,625)
Interest Expense		249,300		158,597
Other Loss/(Income)		(67,932)		(107,344)
Income/(Loss) before provision for income taxes		(805,825)		(1,341,878)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(805,825)**	**$**	**(1,341,878)**

See accompanying notes to financial statements.

SHACKSBURY HOLDINGS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock - Voting		Common Stock - Non-Voting		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount			
Balance—December 31, 2020	2,999,980	$ 2,390,836	257,481	$ 756,778	$ 72,362	$ (2,930,035)	$ 289,942
Issuance of Stock			225,030	835,822			835,822
Net Income/(Loss)						(1,341,878)	(1,341,878)
Balance—December 31, 2021	2,999,980	$ 2,390,836	482,511	$ 1,592,601	$ 72,362	$ (4,271,913)	$ (216,114)
Introduction of new leasing standard (ASC 842)						(110,408)	(110,408)
Capital Contribution					28,494		28,494
Net Income/(Loss)						(805,825)	(805,825)
Balance—December 31, 2022	2,999,980	$ 2,390,836	482,511	$ 1,592,601	$ 100,856	$ (5,188,146)	$ (1,103,853)

See accompanying notes to financial statements.

SHACKSBURY HOLDINGS, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022	2021
(USD $ in Dollars)			
CASH FLOW FROM OPERATING ACTIVITIES			
Net Income/(Loss)	$	(805,825)	$ (1,341,878)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:			
Depreciation of Property		230,857	172,231
Introduction of new Lease standard		(110,408)	
Changes in operating assets and liabilities:			
Accounts Receivable, net		54,122	33,754
Inventory		(68,628)	(50,155)
Prepaids and Other Current Assets		33,894	20,688
Accounts Payable		199,216	63,698
Accrued Interest on Promissory Notes and Loans		(8,912)	8,912
Deferred Revenue		67,308	-
Credit Cards		75,715	(4,284)
Other Current Liabilities		18,192	(14,162)
Security Deposit		-	2,000
Net cash provided/(used) by operating activities		**(314,471)**	**(1,109,195)**
CASH FLOW FROM INVESTING ACTIVITIES			
Purchases of Property and Equipment		(39,307)	(592,140)
Right-of-Use Assets		(977,676)	
Note Receivable		-	(76,303)
Net cash provided/(used) in investing activities		**(1,016,983)**	**(668,443)**
CASH FLOW FROM FINANCING ACTIVITIES			
Capital Contribution		28,494	835,822
Right-of-Use Lease, Operating Lease		1,134,460	
Borrowing on Promissory Notes and Loans		36,919	934,134
Borrowing on Convertible Notes		-	(11,928)
Net cash provided/(used) by financing activities		**1,199,873**	**1,758,028**
Change in Cash		(131,581)	(19,609)
Cash—beginning of year		299,535	319,144
Cash—end of year	**$**	**167,954**	**$ 299,535**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for interest	$	249,300	$ 158,597
Cash paid during the year for income taxes	$	-	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES			
Purchase of property and equipment not yet paid for	$	-	$ -
Issuance of equity in return for note		-	
Issuance of equity in return for accrued payroll and other liabilities			

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Shacksbury Holdings, Inc. was incorporated on July 2, 2013 in the state of Vermont under name Shacksbury Inc. On May 6, 2016 Shacksbury Inc. changed name to Shackbury Holdings Inc. On May 25, 2016 Shackbury Holdings Inc. changed name to Shacksbury Holdings, Inc. The financial statements of Shacksbury Holdings, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Vergennes, Vermont.

We are a beverage manufacturer. We own a hard cider brand "Shacksbury Cider," and provide contract manufacturing services for other alcoholic and non-alcoholic brands. As such, some of our revenue is made up of service fees (contract packaging), and some is made up of sales to our network of alcohol distributors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and $46,589, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to ingredients, finished goods and other materials which are determined using a FIFO method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Furniture and Equipment	5-7 years
Apple Trees	20 years
Leasehold Improvements	15 years
Stonefold Orchard	15 years
Ford Escape	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Shacksbury Holdings, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its of its cider and by providing manufacturing services for other alcoholic and non-alcoholic brands.

Cost of sales

Costs of goods sold include the cost of manufacturing wages, Supplies, materials, fees, cost of labor, freight and delivery, ingredients, packaging, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2022 and December 31, 2021 amounted to $357,513 and $571,766, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 14, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, leases *(Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022 to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

The cumulative effects of the changes made to our condensed consolidated balance sheet as of the beginning of 2022 as a result of the adoption of the accounting standard update on leases were as follows:

	As filed December 31, 2021	Recognition of Operating Leases	Total Effects of Adoption	With effect of lease accounting standard update January 1, 2022
Assets				
Right of use asset, net	$ -	$ 1,054,656	$ 1,054,656	$ 1,054,656
Liabilities				
Current Portion of Lease Obligation	-	30,603	30,603	$ 30,603
Lease Obligation	-	1,134,460	1,134,460	$ 1,134,460
Deferred Rent Current	-	-	-	$ -
Deferred Rent Non-current	-	-	-	$ -
Equity				
Retained Earnings	-	(110,408)	(110,408)	$ (110,408)
Total	$ -	$ -	$ -	$ -

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2022	2021
Finished Goods	$ 479,219	$ 410,590
Total Inventory	**$ 479,219**	**$ 410,590**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Employee Advances	$ -	$ 3,544
Prepaid Expenses	-	23,755
Microstar Keg Fees	-	6,595
Total Prepaids and Other Current Assets	$ -	$ 33,894

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Payroll Liabilities:VT Unemployment Tax	$ 7,744	$ 12,179
Excise Tax Payable	-	393
Gift Card Liability	1,455	1,505
Sales Taxes Payable	-	2,774
Deposits from Customers	3,500	-
Ford Escape Payable	22,343	-
Total Other Current Liabilities	$ 35,042	$ 16,850

5. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Furniture and Equipment	$ 1,170,103	$ 1,153,140
Apple Trees	9,374	9,374
Leasehold Improvements	729,130	729,130
Stonefold Orchard	4,676	4,676
Ford Escape	22,343	-
Property and Equipment, at Cost	1,935,626	1,896,319
Accumulated depreciation	(731,927)	(501,070)
Property and Equipment, Net	$ 1,203,699	$ 1,395,249

Depreciation expense for property and equipment for the fiscal year ended December 31, 2022 and 2021 was in the amount of $230,857 and $172,231 respectively.

6. NOTE RECEIVABLE

During the years presented, the Company granted following promissory notes and loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Receivable	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Receivable
Zafa Wines LLC and Co Cellars LLC	$ 76,303	6.50%	7/1/2021	7/1/2026	$ 4,960	4,960 $	19,076 $	57,227 $	76,303	$ 2,480	2,480 $	-	$ 76,303 $	76,303
Total					$ 4,960	4,960 $	19,076 $	57,227 $	76,303	$ 2,480	2,480 $	-	$ 76,303 $	76,303

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022		
2023	$	19,076
2024		19,076
2025		19,076
2026		19,076
2027		-
Thereafter		-
Total	$	76,303

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 5,000,000 shares of Common Stock – Voting and 400,000 shares of Non-Voting Common Stock with no par value.

As of December 31, 2022, and December 31, 2021, 2,999,980 shares of Common Stock – Voting and 482,511 shares of Non-Voting Common Stock were been issued and outstanding, respectively.

8. SHAREBASED COMPENSATION

During 2020, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 250,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	39,069	$ 1.85	-
Granted	-		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2021	39,069	$ 1.85	8.50
Exercisable Options at December 31, 2021	39,069	$ 1.85	8.50
Granted	-	$ -	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2022	39,069	$ 1.85	7.50
Exercisable Options at December 31, 2022	39,069	$ 1.85	7.50

Stock option expense for the years ended December 31, 2022 and December 31, 2021 was $0, respectively.

9. DEBT

Leases

The Company has entered into operating lease agreements with Vermont Industrial Parks, LLC for renting of business premises in 75 Meigs Road in Vergennes, Vermont; the lease periods expiring in September 30, 2030. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. Our lease agreement generally does not contain any material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to leases is as follows:

	December 31, 2022
Lease Liability	
Beginning Balance	$ 1,150,093
Additions	$ -
Lease Payments	(172,417)
Balance at end of period	$ 977,676

The aggregate minimum annual lease payments under operating lease in effect on December 31, 2022, are as follows:

	December 31, 2022
2023	$ 86,736
2024	100,917
2025	116,709
2026	134,282
2027	153,822
Thereafter	541,995
Total	**$ 1,134,460**

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
People's United Bank, National Association	$ 249,673	5.25%	9/24/2019	9/15/2026	$ 9,366	9,366	$ 33,338	$ 110,904	$ 153,607.98	$ 11,252	$ 11,252	$ 34,153	$ 144,242	$ 189,648
Wells Fargo Equipment Finance	$ 25,118	3.48%	10/22/2021	10/22/2026	$ 874	874	$ 5,024	$ 14,952	$ 20,849	$ 874	$ 874	$ 4,430	$ 19,976	$ 25,279
M2 Lease Funds	$ 82,500	4.95%	4/22/2020	4/22/2025	$ 4,080	4,080.00	$ 20,580	$ 21,211	$ 45,871	$ 4,080	$ 4,080	$ 16,062	$ 41,791	$ 61,933
North Star Leasing Company	$ 87,100	9.47%	1/16/2020	1/16/2025	$ 8,248	8,248.00	$ 25,668	$ 19,365	$ 53,281	$ 8,248	$ 8,248	$ 17,824	$ 45,033	$ 71,105
North Star Leasing Company	$ 82,100	13.06%	1/31/2020	1/31/2025	$ 10,724	10,724.00	$ 27,144	$ 20,263	$ 58,131	$ 10,724	$ 10,724	$ 19,893	$ 47,407	$ 78,024
North Star Leasing Company	$ 32,800	4.40%	9/10/2021	9/10/2026	$ 1,444	1,444.00	$ 8,004	$ 17,338	$ 26,786	$ 443	$ 443	$ 5,660	$ 25,342	$ 31,445
North Star Leasing Company	$ 25,753	3.55%	10/25/2021	10/25/2024	$ 913	913.11	$ 9,497	$ 6,800	$ 17,210	$ 168	$ 168	$ 8,807	$ 16,297	$ 25,272
PAWNEE LEASING CORPORATION	$ 211,825	2.89%	4/27/2021	11/27/2025	$ 6,113	6,112.52	$ 52,329	$ 94,167	$ 152,608	$ 4,153	$ 4,153	$ 39,053	$ 146,496	$ 189,702
PAWNEE LEASING CORPORATION	$ 15,499	3.66%	7/15/2021	3/31/2024	$ 568	567.71	$ 5,636	$ 4,003	$ 10,207	$ 263	$ 263	$ 5,080	$ 9,640	$ 14,982
Addison County Economic Development Corporation I	$ 100,000	7.00%	1/16/2019	1/1/2026	$ 3,358	3,358	$ 10,575	$ 31,077	$ 45,010	$ 3,865	$ 3,865	$ 6,325	$ 41,651	$ 51,842
Addison County Economic Development Corporation II	$ 75,000	7.00%	12/19/2016	1/1/2027	$ 5,228	5,228	$ 5,222	$ 69,459	$ 79,909	$ 6,331	$ 6,331	$ 7,344	$ 74,681	$ 88,355
Addison County Economic Development Corporation III	$ 50,000	5.00%	6/1/2020	6/1/2025	$ 2,196	2,196	$ 6,285	$ 32,317	$ 40,798	$ 2,500	$ 2,500	$ 5,313	$ 38,602	$ 46,414
BCCH, LLC	$ 75,000	7.50%	3/23/2021	6/1/2022	$ 5,625	5,625	$ 75,000	$ -	$ 80,625	$ 4,349	$ 4,349	$ 75,000	$ -	$ 79,349
VERMONT INDUSTRIAL PARKS, LLC	$ 435,437	5.50%	10/30/2020	7/1/2030	$ 21,711	21,711	$ 36,085	$ 321,649	$ 379,445	$ 23,481	$ 23,481	$ 37,012	$ 357,734	$ 418,228
EIDL LOAN	$ 499,900	3.75%	5/27/2020	5/27/2050	$ 18,746	18,746	$ 16,663	$ 483,237	$ 518,646	$ 18,746	$ 18,746	$ -	$ 499,900	$ 518,646
Amanda Warren	$ 100,000	5.00%	9/28/2022	11/1/2027	$ 1,288	1,288	$ 19,119	$ 76,475	$ 96,881	$ -	$ -	$ -	$ -	$ -
TPU1, LLC	$ 75,000	7.50%	3/23/2021	6/1/2022	$ 5,625	5,625	$ 75,000	$ -	$ 80,625	$ 2,813	$ 2,813	$ 75,000	$ -	$ 77,813
Tom Sight	$ 250,000	7.50%	3/1/2022	6/1/2025	$ 15,668	15,668	$ 73,031	$ 146,063	$ 234,762	$ -	$ -	$ -	$ -	$ -
Tom Sight	$ 150,000	7.50%	3/23/2021	6/1/2022	$ -	-	$ -	$ -	$ -	$ 8,723	$ 8,723	$ 83,212	$ -	$ 91,935
Vermont Economic Development Authority	$ 180,905	0.00%	12/2/2022	12/2/2024	$ -	-	$ 15,075	$ 165,830	$ 180,905					$ -
Vermont 504 Corporation	$ 125,000	5.63%	3/6/2019	3/6/2026	$ 5,134	5,134	$ 19,464	$ 57,929	$ 82,527	$ 6,198	$ 6,198	$ 13,806	$ 77,393	$ 97,396
Vermont 504 Corporation	$ 150,000	3.75%	12/19/2016	12/19/2026	$ 3,172	3,172	$ 8,932	$ 66,712	$ 78,815	$ 3,691	$ 3,691	$ 8,932	$ 75,644	$ 88,267
Kennedy Brothers Financing	$ 50,003	5.00%	2017	2022	$ -	-	$ -	$ -	$ -	$ 2,500	$ 2,500	$ 50,003	$ -	$ 52,503
VEDA PPP Loan	$ 110,332	1.00%	4/13/2020	4/13/2022	$ -	-	$ -	$ -	$ -	$ 1,103	$ 1,103	$ 95,765	$ -	$ 96,868
Total					**$ 130,079**	**$ 130,079**	**$ 547,671**	**$ 1,759,748**	**$ 2,437,499**	**$ 124,505**	**$ 124,505**	**$ 608,674**	**$ 1,661,826**	**$ 2,395,005**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ 547,671
2024	620,199
2025	333,341
2026	176,240
2027	80,472
Thereafter	549,495
Total	**$ 2,307,419**

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(235,603)	$	(391,005)
Valuation Allowance		235,603		391,005
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(781,554)	$	(545,951)
Valuation Allowance		781,554		545,951
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,649,335, and the Company had state net operating loss ("NOL") carryforwards of approximately $2,649,335. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

There are no related party transactions.

12. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through November 14, 2023 the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $624,457, an operating cash flow loss of $314,471 and liquid assets in cash of $167,954, which less than a year worth of cash reserves as of December 31, 2022. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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GET A PIECE OF SHACKSBURY

Organic Cider. Made In Vermont.

Shacksbury is a USDA organic cider beverage company with $17M+ in lifetime revenue & a strong relationship with Whole Foods, targeting the growing "beyond beer" market.

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Shacksbury
ROSÉ
CIDER

$0 Raised

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Earn 10% Bonus Shares
LOYALTY BONUS

Invest Now
$2.15 Per Share

PREVIOUSLY CROWDFUNDED
$1,621,094.35

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$498.80	$8.02M

REASONS TO INVEST



- According to our research, we are one of the only USDA-certified organic hard ciders available in the U.S. We've previously raised $4M, with product availability spanning across 30+ states.
- Since launching our organic lineup in 2022, we've grown our sales at Whole Foods in key regions by 60% YoY. As of the end of Q3 2023, we've seen a 285% YoY growth at Whole Foods in NYC alone.*
- Shacksbury's commitment to quality has earned accolades such as the Good Food Award in 2015, 2016, & 2018. Recently, Shacksbury was listed as the #1 Introductory Cider in A Beer Lover's Guide to Cider (2023).







THE PITCH

Where Adventure Meets Craftsmanship



Shacksbury
We make organic & complex ciders that are always pushing forward, while never straying far from that natural beauty our home state of Vermont is known for.
ROSÉ
CIDER

Shacksbury is an innovative beverage company ready to lead the next wave in the "beyond beer" category. Mass produced seltzers have dominated this space for the past several years, however we believe there is a new opportunity in the market for thoughtfully sourced, flavor-forward, premium beverages. Made from fruit, not cane sugar or malt liquor, our USDA Certified Organic Cider is what we believe to be the perfect anecdote for the boring seltzer. We build on a deep cider tradition in Vermont while keeping things fresh with modern can designs and adventurous flavors inspired by the beautiful state we call home.

** The growth figures presented reflect past performance and are not indicative of future success. These results are specific to the periods and locations mentioned and should not be viewed as a guarantee of future performance.*

THE OPPORTUNITY

Wellness, Innovation & Design in Every Sip

Wellness, Innovation & Design in Every Sip

After years of growth, hard seltzer is down for the 52 weeks ending May 21, 2023 ([Source](#)). We believe we can capture drinkers leaving this segment with innovative, flavor-focused ciders that are crafted with real, organic fruit and whole ingredients. Leveraging our vertically integrated manufacturing facility, we can ensure positive margins and flexibility on our end, steering clear of reliance on external co-packers.



We own our manufacturing facility and canning line, with capacity up to 1 million cases, and a distribution footprint spanning 30+ states.





Much of our sales to date has come from independent retailers and bars and restaurants. Our goal now is to focus on national chain growth. This involves taking successful chain sales strategies piloted this year and implementing them more broadly in 2024.

THE MARKET & OUR TRACTION

Shaping "Beyond Beer" for the Masses

The global Ready-To-Drink (RTD) Alcoholic Beverage Market (also known as "Beyond Beer") is expected to grow at a 5.81% CAGR, with a projected increase of approximately $8 billion from 2022 to 2027 ([Source](#)).

Shacksbury Has Already



Shacksbury Has Already
Made A Huge Splash
In the RTD Alcoholic Beverages & Beyond Beer Markets!
$17.9+ Million
Lifetime Revenue
$4 Million
In Funds Raised
60%
YOY Chain Sales Growth

Beyond Beer includes beverages such as hard seltzers, ciders, hard kombucha, and canned cocktails. According to KPMG Corporate Finance, consumers are seeking out higher-quality, healthier beverage options that they are willing to pay more for (Source). Millennials in particular are quickly adopting more mindful habits when purchasing and consuming alcohol, translating to a long-term impact across beer, wine, and spirits categories (Source).



Shacksbury's National Partners:
WHOLE FOODS MARKET
TARGET
TRADER JOE'S
Did You Know?
Shacksbury experienced a 285% increase in sales in Whole Foods NYC alone as of end of Q3!
And That's Not All!
WINE ENTHUSIAST 40 under 40
GOOD FOOD awards
CIDER SPRITZ
RHUBARB & GENTIAN

Shacksbury has generated $17.9 million in lifetime revenue and we have previously raised $4 million in funds. Our national retail partners include Whole Foods, Target and Trader Joe's. Since the launch of our organic product line in April 2022, we've seen a 60% YoY increase in our sales at Whole Foods! Shacksbury's dedication to authenticity and quality has translated into accolades, including the Good Food Award in 2015, 2016, and 2018 as well as both of our co-founders being named Wine Enthusiast's 40 under 40 in 2017. Further demonstrating our success, Shacksbury was listed as the #1 Introductory Cider in *A Beer Lover's Guide to Cider* in September 2023. Previous collaborations with culinary leaders such as Momofuku and Jasper Hill Cheese has additionally helped us to curate a diverse consumer base.

"Some of Vermont's best cider is made at Shacksbury Cider."
USA TODAY
Shacksbury finally created a canned cider for people who love complex and engaging ciders..."
FOOD & WINE
An innovative cidery that straddles heritage and modern approaches."
The Washington Post
Enter Shacksbury, a small outfit out of Vermont putting out hand-made ciders that highlight the complexity of the apple."


ROSÉ
CIDER
Classic
DRY CIDER
The Gold Standard
Yuzu Ginger
The Vermonter
Vermonter
Vermonter
Vermonter

**The above testimonials may not be representative of the opinions or of the experiences of other publications and is not a guarantee of future performance or success.*

Through this raise, we plan to take the playbook that yielded 285% growth at New York City Whole Foods and expand it to other geographies and stores. This means growing our brand ambassador network, enhancing sales incentives with our wholesalers, and introducing consumer-focused marketing programs. As we leverage our past and current successes, we feel that our focus on USDA-certified organic ciders and continued plans for expansion into high-growth areas positions us at the forefront of this multi-dimensional market.

WHY INVEST

Crafting the Future of Shacksbury


SHACKSBURY CIDER
Classic
DRY CIDER
Cheers to
Innovation, Growth, and the
Shacksbury Community!

Our goal is to boost our sales force, and enhance our distribution network and retail partnerships, but we need your help. By investing in Shacksbury, you become part of a community committed to innovation, authenticity, and building deeper connections with our fans.

Join us in crafting the future of Shacksbury as we elevate our USDA-certified organic lineup and professionalize our marketing program. Be a key player in shaping the next chapter of our award-winning story.

Cheers to innovation, growth, and the Shacksbury community!

ABOUT

HEADQUARTERS
75 Meigs Rd
Vergennes, VT 05491

WEBSITE
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Shacksbury is a USDA organic cider beverage company with $17M+ in lifetime revenue & a strong relationship with Whole Foods, targeting the growing "beyond beer" market.

TEAM



Colin Davis
Co-founder, President, Board Member

Colin is a born tinkerer whose interest has ranged from cars, to architecture, to recycling, before finally landing on cider making. He also co-manages a herd of highland cattle with his



David Dolginow
Co-Founder, Vice President, Board Member

David grew up in Kansas City in a family of retailers and entrepreneurs and the apple doesn't fall far... After spending three years at Sunrise Orchards in Vermont, David started

dad.



Shacksbury with Colin in spring 2013, after an exciting but nerve-racking conversation at dollar Miller draft night at Big Moose Pub to outline their partnership.





Gregory Gatti
Board Member

Gregory is a global, strategic leader with a demonstrated track record of developing and implementing successful spirits industry strategies. He has 10+ years of experience building, scaling, and leading cross-functional teams across high-growth organizations. He is currently COO at Coconut Cartel Rum.



Elizabeth Tilton
Board Member

Born and raised in New Orleans, Elizabeth found herself around a friend's kitchen table in New York City drinking Shacksbury and it was love at first sip. You can currently find her between New York City and New Orleans where she runs her company, Oyster Sunday. Although culinary is her passion, she regrets not going to space camp but believes there is still time.



TERMS
Shacksbury

Overview

PRICE PER SHARE	VALUATION
$2.15	**$8.02M**

DEADLINE ⓘ	FUNDING GOAL ⓘ
Apr. 8, 2024 at 11:59 PM PDT	**$10k - $600k**

Breakdown

MIN INVESTMENT ⓘ	OFFERING TYPE
$498.80	**Equity**

MAX INVESTMENT ⓘ	ASSET TYPE
$599,998.35	**Common Stock**

MIN NUMBER OF SHARES OFFERED	SHARES OFFERED
4,651	**Non-Voting Common Stock**

MAX NUMBER OF SHARES OFFERED
279,069

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

What is a Equity Offering?

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Perks*

Loyalty Bonus | 10% Bonus Shares

As you have previously invested in Shacksbury Holdings, Inc., you are eligible for additional bonus shares.

Time-Based Perk

Early Bronze

Invest $500+ within the first week and receive an Investor hat.

Early Silver

Invest $1,000+ within the first 72 hours and receive 10% bonus shares.

Early Gold

Invest $2,500+ within the first 72 hours and receive 12% bonus shares.

Early Platinum

Invest $1,000+ within the first week and receive 5% bonus shares.

Early Diamond

Invest $2,500+ within the first week and receive 7% bonus shares.

Volume-Based Perks

Tier 1

Invest $1,000+ to receive a 20% off discount code for online shop for 2024.

Tier 2

Invest $10,000+ to receive a 20% off discount code, private tour and lunch with a founder** + 5% bonus shares.

Tier 3

Invest $25,000+ to receive a 20% off discount code, hat, overnight at Basin Harbor and private barrel tasting** + 10% bonus shares.

Tier 4

Invest $50,000+ to receive a 20% off discount code, Name a fermentation tank + 15% bonus shares.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

*** Please note that travel and lodging expenses are not included in this offering. Any expenses related to travel and lodging for the meeting are the sole responsibility of the recipient. Private tour and/or barrel tasting must be scheduled based on availability.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Shacksbury will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 110 shares of Non-Voting Common Stock at $2.15 / share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $215. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

ALL UPDATES

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Shacksbury.

10% **Loyalty Bonus**
As you have previously invested in Shacksbury Holdings, Inc., you are eligible for additional bonus shares.

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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FAQS

Crowdfunding

How much can I invest?   ⌄

When will I receive my shares?   ⌄

What will the return on my investment be?   ⌄

Can I cancel my investment?   ⌄

What is the difference between Regulation Crowdfunding and Regulation A+?   ⌄

More FAQs   →



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hi, I'm Colin, co-founder of Shacksbury Cider. We started Shacksbury right here at my family's barn in Shoreham, VT.

Here's a picture of our first bottling. Fast forward and we have a real company real employees and a real canning line.

While we've always valued sustainability, we finally decided in late 2021 to make the transition to USDA-certified organic. This decision simultaneously moves our products more in line with our values and addresses a real opportunity we see in the market.

Transitioning our core flavors to USDA organic was a huge undertaking but we are happy to report that the work is paying off. While there's no uncertainty regarding future growth, we have expanded our sales at Whole Foods Market in key regions by over 60% year over year since launching our organic line in 2022. We have likewise seen a great response from other national chains like Trader Joe's and Target, and regional chains like HEB in Texas.

This raise is all about building on our momentum at grocery chains such as these and proving our capacity for high-end chain growth. We attribute a lot of our early success to our brand update, our sales team's hustle, and our smooth transition to USDA-certified organic.

Now, we want to raise the funds necessary to build on this foundation with a more professional marketing spend, including an expanded number of Brand Ambassadors for in-store demos, custom displays, and giveaway programs for our distributors and for end customers.

Wellness continues to drive consumer behavior in food and beverage. And this is great, as the Shacksbury brand has always been rooted in agriculture, the outdoors, and slow living. We feel that our pivot to organic adds to what we've built already and opens a huge opportunity to establish ourselves as the leading organic cider brand in the country.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

ARTICLES OF AMENDMENT
to the
ARTICLES OF INCORPORATION
of
SHACKSBURY HOLDINGS, INC.

Shacksbury Holdings, Inc. (the "**Corporation**") adopts the following Articles of Amendment to its Articles of Incorporation dated July 2, 2013, under the Vermont Business Corporation Act:

FIRST: <u>Amendments</u>. On September 28, 2020, the directors and the shareholders of the Corporation adopted resolutions approving the following amendment to the Articles of Incorporation of the Corporation:

1. The text of Article V, entitled "Class and Number of Shares," shall be deleted in its entirety and replaced with the following:

> This Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Non-Voting Common Stock." The total number of shares that this Corporation is authorized to issue is (a) 5,000,000 shares of Common Stock, which shares have one vote per share (the "**Common Stock**"), and (b) 400,000 shares of Non-Voting Common Stock, which shares shall have no voting rights (the "**Non-Voting Stock**"). In all other respects, the Common Stock and the Non-Voting Stock shall have equal rights. Neither the Common Stock nor the Non-Voting Stock shall have a par value. All shares issued and outstanding as of the date of this amendment shall be Common Stock.

SECOND: <u>Adoption by Shareholders</u>. 2,999,980 shares of Common Stock were outstanding and entitled to vote at the time the foregoing amendment was proposed. 1,971,211 shares of Common Stock voted to approve the foregoing amendment, and zero shares voted against the proposed amendment. The number of shares of Common Stock voting for the amendment was sufficient for approval.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Amendment on behalf of the Corporation as of September 28, 2020.

By: _Colin Davis_____
Colin Davis, President

19985788.3



State of Vermont
Office of the Secretary of State

James C. Condos, Secretary of State
Brian H. Leven, Deputy Secretary

Vermont State Archives & Records Administration
1078 US Route 2, Middlesex   [phone]   802-828-3700   **Tanya Marshall, State Archivist**
Montpelier, VT 05633-7701   [fax]   802-828-3710
                                    www.sec.state.vt.us

I hereby certify that the attached is a true and accurate copy of the Articles of Incorporation for Shacksbury, Inc. as received and recorded in the Corporations Division of the Office of the Secretary of State.

September 24, 2014

James C. Condos

Secretary of State
James C. Condos



.VERMONT

ARTICLES OF INCORPORATION
OF
SHACKSBURY INC.

The undersigned incorporator, in order to form a corporation under the Vermont Business Corporation Act, hereby states as follows:

ARTICLE I
Name

The name of the corporation is Shacksbury Inc. (the "Corporation").

ARTICLE II
Period of Duration

The period of duration of the Corporation shall be perpetual.

ARTICLE III
Principal Office and Registered Agent

The initial principal office of the Corporation is located at c/o Vermont Refrigerated Storage, 3442 Route 22A, Shoreham, VT 05770. The initial registered agent of the Corporation is Colin Davis whose address is 128 Bates Road, Shoreham, VT 05770.

ARTICLE IV
Purpose

The Corporation is organized to import and sell hard cider, and to engage in all other lawful activity for which corporations may be organized under the Vermont Business Corporation Act.

ARTICLE V
Class and Number of Shares

The Corporation shall have authority to issue One Thousand (1,000) shares of Common Stock, each share having a par value of $0.001 per share, which shall consist of a single class.

ARTICLE VI
Limitation of Liability

A director of the Corporation shall not be personally liable to the Corporation or its shareholders for money damages for any act or omission as a director, based upon a failure to discharge his or her own duties in accordance with § 8.30 of the Vermont Business Corporation Act, except liability for (i) the amount of a financial benefit received by a director to which the director is not entitled, (ii) an intentional or reckless infliction of harm on the Corporation or the shareholders, (iii) unlawful distributions voted for or assented to in violation of § 6.40 of the Vermont Business Corporation Act, or (iv) an intentional or reckless criminal act. If the

Vermont Business Corporation Act is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Vermont Business Corporation Act, as so amended. No amendment to or repeal of this Article by the shareholders shall apply to or have any effect on the liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

ARTICLE VII
Name and Address of Incorporator

The name and mailing address of the incorporator is:

Paul H. Ode, Jr.
c/o Downs Rachlin Martin PLLC
P.O. Box 190
Burlington, VT 05402

ARTICLE VIII
Amendment

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

IN WITNESS WHEREOF, the undersigned, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the Vermont Business Corporation Act, does hereby submit these Articles of Incorporation, and certify, under penalties of perjury, that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 1st day of July, 2013.

_____
Paul H. Ode, Jr., Incorporator

STATE OF VERMONT
OFFICE OF SECRETARY OF STATE

Certificate of Amendment

I, James C. Condos, Vermont Secretary of State, do hereby certify that

attached is a true copy of the

ARTICLES OF AMENDMENT

For

SHACKBURY HOLDINGS INC.

Formerly Known as

SHACKSBURY INC.

As filed in this department effective May 06, 2016



May 06, 2016

Given under my hand and the seal
of the State of Vermont, at
Montpelier, the State Capital

James C. Condos
Secretary of State



VERMONT SECRETARY OF STATE
Corporations Division
MAILING ADDRESS: Vermont Secretary of State, 128 State Street, Montpelier, VT 05633-1104
DELIVERY ADDRESS: Vermont Secretary of State, 128 State Street, Montpelier, VT 05633-1104
PHONE: 802-828-2386   WEBSITE: www.sec.state.vt.us

BUSINESS AMENDMENT

ELECTRONICALLY FILED

FILING NUMBER: 0002170044
FILING DATE/TIME: 5/6/2016 12:21:00 PM

BUSINESS INFORMATION	
BUSINESS ID	0283270
BUSINESS TYPE	Domestic Profit Corporation
BUSINESS DESCRIPTION	IMPORT & SELL HARD CIDER
BUSINESS EMAIL	billing@shacksbury.com
ORIGIN DATE	7/2/2013

The following Items were amended :

BUSINESS INFORMATION	
BUSINESS NAME	SHACKBURY HOLDINGS INC.

UPDATE STOCK/SHARES			
NUMBER OF COMMON	3000000	TOTAL PAR VALUE	0.000000
NUMBER OF PREFERRED	0	TOTAL PAR VALUE	0.000000

AUTHORIZER INFORMATION	
AUTHORIZER SIGNATURE	Colin Davis
AUTHORIZER TITLE	President

STATE OF VERMONT
OFFICE OF SECRETARY OF STATE

Certificate of Amendment

I, James C. Condos, Vermont Secretary of State, do hereby certify that

attached is a true copy of the

Articles of Amendment

for

SHACKBURY HOLDINGS INC.

(SEE ATTACHED)

As filed in this department effective May 25, 2016



May 25, 2016

Given under my hand and the seal
of the State of Vermont, at
Montpelier, the State Capital

James C. Condos
Secretary of State



VERMONT SECRETARY OF STATE
Corporations Division
MAILING ADDRESS: Vermont Secretary of State, 128 State Street, Montpelier, VT 05633-1104
DELIVERY ADDRESS: Vermont Secretary of State, 128 State Street, Montpelier, VT 05633-1104
PHONE: 802-828-2386   WEBSITE: www.sec.state.vt.us

BUSINESS AMENDMENT

ELECTRONICALLY FILED
FILING NUMBER: 0002172728
FILING DATE/TIME: 5/25/2016 9:12:00 AM

BUSINESS INFORMATION	
BUSINESS ID	0283270
BUSINESS TYPE	Domestic Profit Corporation
BUSINESS DESCRIPTION	IMPORT & SELL HARD CIDER
BUSINESS EMAIL	billing@shacksbury.com
ORIGIN DATE	7/2/2013

The following Items were amended :

BUSINESS INFORMATION	
BUSINESS NAME	SHACKSBURY HOLDINGS, INC.

AUTHORIZER INFORMATION	
AUTHORIZER SIGNATURE	Colin Davis
AUTHORIZER TITLE	President

STATE OF VERMONT
OFFICE OF SECRETARY OF STATE

Certificate of Amendment

I, James C. Condos, Vermont Secretary of State, do hereby certify that

attached is a true copy of the

Articles of Amendment

for

SHACKSBURY HOLDINGS, INC.

(SEE ATTACHED)

As filed in this department effective June 29, 2018



June 29, 2018

Given under my hand and the seal
of the State of Vermont, at
Montpelier, the State Capital

James C. Condos
Secretary of State

BusinessID: 0283270
Filing Number: 0002396698



VERMONT SECRETARY OF STATE
Corporations Division
MAILING ADDRESS: Vermont Secretary of State, 128 State Street, Montpelier, VT 05633-1104
DELIVERY ADDRESS: Vermont Secretary of State, 128 State Street, Montpelier, VT 05633-1104
PHONE: 802-828-2386   WEBSITE: www.sec.state.vt.us

BUSINESS AMENDMENT

ELECTRONICALLY FILED
FILING NUMBER: 0002396698
FILING DATE/TIME: 6/29/2018 1:02:00 PM
EFFECTIVE DATE: 6/29/2018

BUSINESS INFORMATION	
BUSINESS ID	0283270
BUSINESS NAME	SHACKSBURY HOLDINGS, INC.
BUSINESS TYPE	Domestic Profit Corporation
BUSINESS DESCRIPTION	IMPORT & SELL HARD CIDER
BUSINESS EMAIL	BILLING@SHACKSBURY.COM
ORIGIN DATE	7/2/2013

The following Items were amended :

UPDATE STOCK/SHARES			
NUMBER OF COMMON	5000000	TOTAL PAR VALUE	0.000000
NUMBER OF PREFERRED	0	TOTAL PAR VALUE	0.000000

CERTIFY	
TYPE OF APPROVAL	An amendment was approved by the shareholders

AUTHORIZER INFORMATION	
AUTHORIZER SIGNATURE	Colin Davis
AUTHORIZER TITLE	President

STATE OF VERMONT
OFFICE OF SECRETARY OF STATE

Certificate of Amendment

I, James C. Condos, Vermont Secretary of State, do hereby certify that

attached is a true copy of the

Articles of Amendment

for

SHACKSBURY HOLDINGS, INC.

(SEE ATTACHED)

As filed in this department effective September 27, 2018



September 27, 2018

Given under my hand and the seal
of the State of Vermont, at
Montpelier, the State Capital

James C. Condos
Secretary of State A1

BusinessID: 0283270
Filing Number: 0002439161



VERMONT SECRETARY OF STATE
Corporations Division
MAILING ADDRESS: Vermont Secretary of State, 128 State Street, Montpelier, VT 05633-1104
DELIVERY ADDRESS: Vermont Secretary of State, 128 State Street, Montpelier, VT 05633-1104
PHONE: 802-828-2386   WEBSITE: www.sec.state.vt.us

BUSINESS AMENDMENT

ELECTRONICALLY FILED
FILING NUMBER: 0002439161
FILING DATE/TIME: 9/27/2018 9:42:00 AM
EFFECTIVE DATE: 9/27/2018

BUSINESS INFORMATION	
BUSINESS ID	0283270
BUSINESS NAME	SHACKSBURY HOLDINGS, INC.
BUSINESS TYPE	Domestic Profit Corporation
BUSINESS DESCRIPTION	IMPORT & SELL HARD CIDER
BUSINESS EMAIL	BILLING@SHACKSBURY.COM
ORIGIN DATE	7/2/2013

The following Items were amended :

OFFICER/DIRECTOR INFORMATION	
OFFICER/DIRECTOR NAME	OFFICER/DIRECTOR ADDRESS
Colin Davis	PO Box 981,Middlebury,VT,05753,USA
Colin Davis	PO Box 981,Middlebury,VT,05753,USA
David Dolginow	PO Box 981,Middlebury,VT,05753,USA
Luke Schmuecker	514 Marigold Ave,Corona Del Mar,CA,92625,USA

AUTHORIZER INFORMATION	
AUTHORIZER SIGNATURE	Miles Holbrook
AUTHORIZER TITLE	Accountant

Filed with the Vermont Secretary of State, Division of Corporations

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]

Dear Shacksbury Shareholders,

We've nearly completed building our new StartEngine campaign, and we anticipate launching it mid-January.

Valuation: $8.02M valuation, or $2.15 / share
Total fundraising goal: $600,000
Minimum investment size: $498.80.
Existing SE shareholder BONUS shares: 10% (see below for all bonus shares available)

Please **let us know if you're interested** in taking part in this round and **what you'd consider investing**. This information will help us market the round effectively. We have already circled over $100,000, yay!

I plan on hosting an informal Zoom meeting in January, if you'd like to ask any questions then. I will try and answer all emails that come in as well.

If we don't hear from you, have a wonderful December and we look forward to another great year in 2024.

Cheers,
David

_____

Video conference about SE3
Thurs, January 4
11:00a ET
https://us02web.zoom.us/j/89730880943

Dial in:
(305) 224-1968
Meeting ID:
897 3088 0943

One tap mobile
+13052241968,,89730880943# US
+13092053325,,89730880943# US

_____

BONUS SHARES

Loyalty Bonus | 10% Bonus Shares

If you have previously invested in a Shacksbury Holdings, Inc x StartEngine round, you are eligible for these additional bonus shares.

Time-Based Perk

Early Bronze

Invest $500+ within the first week and receive an Investor hat.

Early Silver

Invest $1,000+ within the first 72 hours and receive 10% bonus shares.

Early Gold

Invest $2,500+ within the first 72 hours and receive 12% bonus shares.

Early Platinum

Invest $1,000+ within the first week and receive 5% bonus shares.

Early Diamond

Invest $2,500+ within the first week and receive 7% bonus shares.

Volume-Based Perks

Tier 1

Invest $1,000+ to receive a 20% off discount code for online shop for 2024.

Tier 2

Invest $10,000+ to receive a 20% off discount code, private tour and lunch with a founder + 5% bonus shares.

Tier 3

Invest $25,000+ to receive a 20% off discount code, hat, overnight at Basin Harbor and private barrel tasting + 10% bonus shares.

Tier 4

Invest $50,000+ to receive a 20% off discount code, Name a fermentation tank + 15% bonus shares.
